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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

Client Name: Florida Capital Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 International Parkway, Suite 300
(No. and Street)

Heathrow	FL	32746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Thomas Selby — 407-333-1604
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

800 North Magnolia Avenue, Suite 1700,	Orlando	FL	32803
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/9/2010 gr

OATH OR AFFIRMATION

I, C. Thomas Selby swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Florida Capital Securities Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Notary Public

CLARE B. PHILLIPS
MY COMMISSION # DD 901298
EXPIRES: August 23, 2013
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Stockholder
Florida Capital Securities Corporation
Heathrow, Florida

We have audited the accompanying statement of financial condition of Florida Capital Securities Corporation as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Capital Securities Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Orlando, Florida
February 24, 2010

Florida Capital Securities Corporation

Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	17,923
Prepaid expenses		17,341
Total assets	$	35,264

Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	2,512
Total liabilities		2,512
Stockholder's Equity		
Common stock, $1 par value; 1,000 shares authorized, 600 shares issued and outstanding		600
Additional paid-in capital		65,821
Accumulated deficit		(33,669)
Total stockholder's equity		32,752
	$	35,264

See Notes to Financial Statements.

Florida Capital Securities Corporation

Statement of Operations
Year Ended December 31, 2009

Revenues:		
Commission income	$	185,350
Managing dealer fee income		31,275
Interest income		100
Total revenues		216,725
Expenses:		
Commissions		185,350
Accounting		20,070
Regulatory fees		16,720
Rent		14,667
Office expense		11,981
Legal and professional fees		3,079
Licenses and permits		1,478
Total expenses		253,345
Net loss	$	(36,620)

See Notes to Financial Statements.

Florida Capital Securities Corporation

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2008	$ 600	$ 65,821	$ (13,021)	$ 53,400
Contributions	-	-	15,972	15,972
Net loss	-	-	(36,620)	(36,620)
Balance, December 31, 2009	$ 600	$ 65,821	$ (33,669)	$ 32,752

See Notes to Financial Statements.

Florida Capital Securities Corporation

Statement of Cash Flows
Year Ended December 31, 2009

Cash Flows From Operating Activities		
Net loss	$	(36,620)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in working capital components:		
Decrease in prepaid expenses		271
Increase in accounts payable		2,512
Net cash used in operating activities		(33,837)
Cash Flows From Financing Activities		
Contributions		15,972
Net decrease in cash and cash equivalents		(17,865)
Cash and cash equivalents:		
Beginning		35,788
Ending	$	17,923

See Notes to Financial Statements.

Note 1. Nature of Organization and Significant Accounting Policies

Organization: Florida Capital Securities Corporation (the Company) serves as managing broker-dealer for the sale of limited partnership interests in affiliated partnerships (see Note 3). The Company has entered into wholesale placement agreements with affiliated limited partnerships for sales of limited partnership interests. The affiliated entities will pay the Company for sales of limited partnership interests in aggregate of 9.5% and 10.5% of gross offering proceeds as 8% and 9% selling commissions and 1.5% as managing dealer fees. The Company has entered into selling group member agreements with the selling broker-dealers for 8 % and 9% commission for sales of limited partner interests. Certain broker-dealers may receive an additional .5% fee for selling 30 or more limited partnership units.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) as a broker-dealer.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Commission revenue and managing dealer fees are recognized as revenue when earned as evidenced by the receipt of a signed subscription agreement and receipt of the limited partner capital contribution from the investor by the affiliated limited partnership.

Cash and cash equivalents: For purposes of reporting cash flows, cash equivalents include unrestricted certificates of deposit with an original maturity of three months or less.

Commissions receivable: Commissions receivable are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. As of December 31, 2009, there were no commissions receivable.

Income taxes: The Company has elected to be treated as an "S" corporation for tax purposes and, accordingly, any liability for income taxes rests with the stockholder and not the Company.

The Company adopted accounting standards relating to accounting for uncertainty in income taxes for the year ended December 31, 2009. As a result of this adoption, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction. With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2006.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events: Management has evaluated subsequent events through February 24, 2010, which is the date the financial statements were issued.

Note 2. Liquidity and Management's Plans

For the year ended December 31, 2009, the Company incurred losses from operations as well as negative cash flows from operations. The Company expects to continue to experience lower revenue levels due to the economic downturn but anticipates operating close to break-even during 2010. The Company's ability to continue as a going concern is dependent upon the Company's ability to sustain operations and generate positive cash flows from operations. The Company renegotiated its support agreement for 2010 with Florida Capital Real Estate Group, Inc. to decrease the annual fees paid for rent and office expense (see Note 3). The sole stockholder of the Company has also committed to fund operations on an as-needed basis through January 1, 2011.

Note 3. Related Party Transactions

The Company has a support agreement with Florida Capital Real Estate Group, Inc. (FCREG), which is 50% owned by the Company's sole stockholder. In the agreement, FCREG agrees to provide support in the form of office and storage space, office supplies, clerical personnel and other goods and services appropriate for conducting the business of the Company. The agreement calls for the Company to reimburse FCREG $30,000 annually for its out-of-pocket expenses. During 2009, the agreement was amended to reduce the annual fee to $25,000 plus out-out-pocket expenses. The Company was charged $25,687, which is classified in rent and office expenses, under this agreement during 2009, of which $2,512 is included in accounts payable and accrued expenses in the accompanying statement of financial condition at December 31, 2009.

Commission income and managing dealer fee income are earned on the sale of units in private placement limited real estate partnerships in which the Company's sole stockholder is also a stockholder of the general partner of these limited real estate partnerships.

Note 4. Broker-Dealer Regulation

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital, as defined, of $15,411, which is $10,411 in excess of its required net capital of $5,000. At December 31, 2009, the ratio of aggregate indebtedness to net capital was .16 to 1.

The Company is exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefit of Customers under the provision of paragraph (k) of rule 15c3-3 under the Securities Exchange Act of 1934 and complying with certain other provisions of this rule.

The Company has no liabilities which are subordinated to the claims of general creditors.

Florida Capital Securities Corporation **Schedule 1**

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Net capital		
Total stockholder's equity	$	32,752
Less non-allowable assets:		
Prepaid expenses		17,341
Total net capital	$	15,411
Aggregate indebtedness		2,512
Total aggregate indebtedness	$	2,512
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	5,000
Excess net capital	$	10,411
Ratio: Aggregate indebtedness to net capital		0.16 to 1
Reconciliation with Company's Computation:		
Net capital, as reported in the Company's unaudited Focus report Part II A for December 31, 2009		15,411
Net audit adjustments		-
Net capital per above	$	15,411

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Stockholder
Florida Capital Securities Corporation
Heathrow, Florida

In planning and performing our audit of the financial statements of Florida Capital Securities Corporation (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Orlando, Florida
February 24, 2010

McGladrey & Pullen
Certified Public Accountants

Florida Capital Securities Corporation

Financial Report
December 31, 2009

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